EILENBERG KRAUSE & PAUL LLP
                               EAST 44TH STREET 11
                            NEW YORK, NEW YORK 10017

                                                       TELEPHONE: (212) 986-9700
                                                       FACSIMILE: (212) 986-2399

                                November 30, 2006

Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re: Acorn Factor, Inc. (f/k/a Data Systems & Software Inc.) Registration Statement on Form S-1
            Filed October 20, 2006
            File  number 333-138109

Dear Ms. Jacobs:

      This letter is submitted on behalf of Acorn Factor, Inc. (the "Company"), in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Registration Statement on Form S-1 (Registration No. 333-138109). With this letter, we are including a copy of Amendment No. 1 to the Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on the date hereof. The enclosed amended document, which reflects the Company's responses to the comments contained in your letter of November 14, 2006, has been marked to show changes from the initial filing.

      Our numbered responses correlate to the numbers in your November 14, 2006 letter, and we have provided the text of the comments included in your letter for convenience purposes. All references to pages numbers refer to the unmarked copies of the documents. We respond to the Staff's comments as follows:

Prospectus Cover Page

1. Please see the first bullet point in your prospectus cover page. Based upon disclosure elsewhere in the document, it appears that you are registering 1,216,135 shares of common stock currently held by the selling security holders rather than 1,760,174. Please advise or revise.

      The Company is in fact registering 1,216,135 shares of outstanding common stock held by the selling security holders. The necessary revision has been made.

Selling Securityholders, page 8

2. Please identify the natural person or persons who exercise voting and/or dispositive powers over the shares held of record by all non-natural persons. For example, disclose the natural person or persons who exercise voting and/or dispositive powers over the shares held by Aledarmme, LLC, Primum Capital, LLC, and Min Capital Retirement Trust. See Rule 13d-3,
      Item 507 of Regulation S-K, Interp. I.60 of Telephone Interp. Manual (July
      1997).

      We have provided the requested disclosure, as appropriate, in the footnotes to the table.

      Information Incorporated by Reference, page 10

3. Please incorporate the Form 8-K filed November 3, 2006 as well as the Form 10-Q for the three months ended September 30, 2006, when filed.

      Both documents have been added to the list of documents being incorporated by reference.

                                      * * *

      If you have any questions, please feel free to call the undersigned at
(212) 986-9700, extension 17, or Edward Naum of this office at extension 28.

                                        Sincerely,


                                        /s/ Sheldon Krause
                                        ----------------------------------------

cc: Hugh Fuller